# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAVITA INC., CIK 0000927066
CUSIP: 23918K108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2000 16th Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/11/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193125-24-197170
Filed by CIK 0001067983
Persons authorized to receive notices and communications: MARC D. HAMBURG, BERKSHIRE HATHAWAY INC., 3555 FARNAM STREET, OMAHA, Nebraska (NE), 68131, (402) 346-1400

## Reporting persons
- Warren E. Buffett (CIK 0000315090): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 35,892,479; sole dispositive power 0; shared dispositive power 35,892,479; aggregate amount beneficially owned 35,892,479 (45% of the class)
- Berkshire Hathaway Inc. (CIK 0001067983): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 35,892,479; sole dispositive power 0; shared dispositive power 35,892,479; aggregate amount beneficially owned 35,892,479 (45% of the class)
- National Indemnity Company (CIK 0000314943): type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,310,391; sole dispositive power 0; shared dispositive power 18,310,391; aggregate amount beneficially owned 18,310,391 (23% of the class)
- GEICO Corporation (CIK 0000277795): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,310,391; sole dispositive power 0; shared dispositive power 18,310,391; aggregate amount beneficially owned 18,310,391 (23% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 18,310,391; sole dispositive power 0; shared dispositive power 18,310,391; aggregate amount beneficially owned 18,310,391 (23% of the class)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Nebraska (NE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,532,088; sole dispositive power 0; shared dispositive power 10,532,088; aggregate amount beneficially owned 10,532,088 (13.2% of the class)
- BNSF Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,850,000; sole dispositive power 0; shared dispositive power 6,850,000; aggregate amount beneficially owned 6,850,000 (8.6% of the class)
- Scott Fetzer Company Collective Investment Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (0.2% of the class)
- R. Ted Weschler (CIK 0001130334): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 2,039,806; shared voting power 0; sole dispositive power 2,039,806; shared dispositive power 143,374; aggregate amount beneficially owned 2,183,180 (2.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: DAVITA INC.
Address of issuer's principal executive offices: 2000 16th Street, Denver, Colorado (CO), 80202
Comment: This Amendment No. 12 to Schedule 13D amends and supplements the previously reported information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on August 8, 2024, as amended (the "13D") with respect to the shares of the Common Stock, par value $0.001 per share ("Common Stock"), of DaVita Inc. ("DVA"). This Amendment No. 12 is being filed on account of DVA's repurchase of its shares of Common Stock. Capitalized terms used but not defined herein shall have the meanings assigned to them in the 13D.

## Item 2. Identity and Background
Name of person filing: Items 2(a)-(c) and (f) of this 13D are hereby amended to include the information filed on Exhibit 1 hereto concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of, Mr. Buffett, Mr. Weschler and each of the executive officers and directors of the Berkshire Entities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Government Employees Insurance Company ("GEICO"), an insurance company, is the holder of record of 18,310,391 shares of DVA Common Stock (the "GEICO Shares"), which represents 23.0% of the outstanding DVA Common Stock. GEICO is a wholly-owned subsidiary of (and controlled by) GEICO Corp. GEICO Corp is a wholly-owned subsidiary of (and controlled by) National Indemnity Company ("NICO"), an insurance company. Thus, each of NICO and GEICO Corp may be deemed to have beneficial ownership of the GEICO Shares.

Berkshire Hathaway Consolidated Pension Plan Master Trust is the holder of record of 10,532,088 shares of DVA Common Stock, which represents 13.2% of the outstanding DVA Common Stock. BNSF Master Retirement Trust is the holder of record of 6,850,000 shares of DVA Common Stock, which represents 8.6% of the outstanding DVA Common Stock. Scott Fetzer Company Collective Investment Trust is the holder of record of 200,000 shares of DVA Common Stock, which represents 0.2% of the outstanding DVA Common Stock. Collectively, the pension plans referenced in this paragraph (the "Pension Plan Holders") directly own 17,582,088 shares of DVA Common Stock (the "Pension Plan Shares"), which represents 22.0% of the outstanding DVA Common Stock.

Mr. Buffett may be deemed to control Berkshire Hathaway Inc. ("Berkshire"), which controls NICO. Thus, Mr. Buffett and Berkshire may be deemed to have beneficial ownership of the GEICO Shares.

Mr. Weschler beneficially owns 2,183,180 shares of DVA Common Stock (the "Weschler Shares"), which represents 2.6% of the outstanding DVA Common Stock. Mr. Weschler disclaims beneficial ownership of all GEICO Shares and Pension Plan Shares.

The Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed by DVA with the SEC on February 13, 2025 reports that approximately 80.0 million shares of Common Stock were issued and outstanding as of January 31, 2025. Based on this information, Berkshire has assumed that 80.0 million shares of Common Stock were issued and outstanding as of January 31, 2025 for purposes of this 13D, and all calculations of percentage ownership in this 13D are based on such assumed number of issued and outstanding shares less the number of shares of Common Stock sold to DVA pursuant to the Share Repurchase Agreement (see Item 6 for additional information).
Number of shares as to which each person has sole or shared power to vote or dispose:
GEICO has both voting and investment power with respect to the GEICO Shares it owns and the Pension Plan Holders have both voting and investment power with respect to the Pension Plan Shares owned by them. However, because NICO and GEICO Corp control GEICO, NICO and GEICO Corp may be deemed to share voting and investment power with respect to the GEICO Shares. In addition, Berkshire directs the investments of NICO, GEICO Corp, and the Pension Plan Holders. Thus, Mr. Buffett, who may be deemed to control Berkshire, and Berkshire share voting power and investment power with respect to all the GEICO Shares and the Pension Plan Shares.

Mr. Weschler has sole voting and investment power with respect to 2,039,806 of the Weschler Shares and shared dispositive (but not voting) power with respect to 143,374 of the Weschler Shares.
Transactions in the class effected during the past sixty days: On February 11, 2025, Government Employees Insurance Company sold 203,091 shares of DVA Common Stock at $156.011 per share. The sale was pursuant to the Share Repurchase Agreement (see Item 6 for additional information).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The last four paragraphs of Item 6 of this 13D are hereby amended and restated as follows:

As previously reported on a Form 8-K filed May 1, 2024 by DVA, on April 30, 2024, DVA entered into a letter agreement (the "Share Repurchase Agreement") with Berkshire, on behalf of itself and its Affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) (collectively, "Investor"), the largest stockholder of DVA. Pursuant to the Share Repurchase Agreement, at any time Investor beneficially owns at least 45.0% of the issued and outstanding Common Stock of DVA in the aggregate, DVA shall repurchase from Investor, and Investor shall sell to DVA, on a quarterly basis, a number of shares of Common Stock of DVA sufficient to return Investor's aggregate beneficial ownership to 45.0% of the issued and outstanding Common Stock of DVA. The per share price DVA will pay Investor in connection with any such repurchase will be the volume-weighted average per share price paid by DVA for any shares of Common Stock of DVA repurchased by DVA from public stockholders pursuant to DVA's share repurchase plan during the applicable repurchase period.

Repurchases of shares of Common Stock of DVA by DVA from Investor under the Share Repurchase Agreement will occur on the date that is two business days prior to the date of DVA's regular quarterly or annual (as applicable) investor call to report earnings (as publicly announced by DVA); however, if at any time DVA determines that Investor owns or will own (whether of record or beneficially) shares of Common Stock of DVA representing more than 49.5% of the issued and outstanding Common Stock of DVA in the aggregate, such determination will trigger immediate share repurchases by DVA under the Share Repurchase Agreement.

In addition, pursuant to the Share Repurchase Agreement, Investor also agreed that it would cause any share of Common Stock of DVA that it beneficially owns in excess of 40% of the aggregate issued and outstanding shares of Common Stock of DVA to be voted or consented on any matter in accordance with the recommendation of DVA's board of directors. The Share Repurchase Agreement does not amend, supersede or otherwise modify the Amended Standstill Agreement, which remains in full force and effect in accordance with its terms.

The foregoing description of the Share Repurchase Agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the full text of the Share Repurchase Agreement, which is incorporated by reference in this Item 6.

The information set forth in Item 5(c) of this 13D is incorporated by reference in this Item 6.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (02/13/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (02/13/2025)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/13/2025)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/13/2025)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/13/2025)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/13/2025)
- BNSF Master Retirement Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/13/2025)
- Scott Fetzer Company Collective Investment Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/13/2025)
- R. Ted Weschler: /s/ R. Ted Weschler, R. Ted Weschler (02/13/2025)